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                          PREMIER LASER SYSTEMS, INC.

                  SUPPLEMENT DATED MAY 12, 1997, TO PROSPECTUS
                             DATED OCTOBER 15, 1996

    The Prospectus of Premier Laser Systems, Inc. (the "Company") dated October 15, 1996, as previously supplemented by Supplement dated November 5, 1996, is hereby further supplemented as follows:

    On May 7, 1997, the United States Food and Drug Administration announced that the Company's Er:YAG Laser has been cleared for marketing for selected procedures on dental hard tissue (i.e., teeth), including caries removal, cavity preparation and tooth etching. The American Dental Association estimates that there are more than 170 million hard tissue restorative procedures performed each year in the United States. No assurance can be given, however, concerning the number of Er:YAG Lasers that will be sold by the Company for these procedures.

    On April 24, 1997, the Company entered into an Agreement and Plan of Merger with EyeSys Technologies, Inc. ("EyeSys"), pursuant to which the Company would acquire EyeSys in exchange for the Company's Common Stock and additional options to purchase Common Stock. EyeSys manufactures and distributes corneal topography systems used in ophthalmic procedures, and has an installed base of 3,500 systems worldwide. EyeSys' marketing and distribution capabilities will be used to sell the Company's laser products. The securities to be issued include Common Stock with a value of $10.6 million, options to acquire an additional 165,000 shares of Common Stock at an exercise price equal to fair market value at the time of closing, and additional contingent equity consideration. The amount of the additional consideration will be proportional to the amount of license fees to be received by the Company from two proposed license arrangements. Completion of this transaction is subject to certain conditions, including, among others, completion of a "due diligence" review by the Company of certain matters and approval of the shareholders of EyeSys. No assurance can be given, therefore, that this transaction will be completed. For its most recent fiscal year, EyeSys had revenues of approximately $8 million, and recorded a net loss.

    The Company is also in the process of restructuring its investment in Mattan Corporation ("Mattan"), the parent corporation of Medical Laser Institute of America, Inc. ("MLIA"). In 1995, the Company made an investment in Mattan, which owns and operates a medical laser cosmetic surgery center. The shares received by the Company in such investment are listed on the Alberta Stock Exchange, but trading in these securities has been suspended, and the Company will take a write-off in its 1997 annual financial statements for the value of such securities (approximately $881,000). The Company is in the process of reorganizing this relationship, which may result in the Company receiving direct ownership in MLIA. Completion of this reorganization is subject to a number of conditions, and no assurance can be given that such conditions will be completed.

    Effective January 31, 1997, the Company consummated the transactions with Refractive Surgery Services described in the Company's Supplement dated November 5, 1996.

    For the fiscal year ended March 31, 1997, the Company recorded revenues of approximately $5.5 million and a net loss of approximately $5.6 million.